 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 12b-25

 Commission File Number 000-29219

 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q
☐ Form N-SAR

For Period Ended: December 31, 2010

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

SINOCUBATE, INC.

Full Name of Registrant

Former Name if Applicable

65 Broadway, 7th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10006

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	| |	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|
☒	| | | |	(b)
The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

|
	|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its audited operating and financial information into statements for the fiscal year ended December 31, 2010. The Registrant anticipates that it will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the fact that it has not completed the process of preparing and integrating its audited operating and financial information into statements for the fiscal year ended December 31, 2010. The Registrant anticipates that it will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

 PART IV
 OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification

Tom Simeo (Chief Executive Officer)	347-329-2954
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the  Securities Exchange Act of 1934 or Section 30 of the Investment Company Act  of 1940 during the preceding 12 months or for such shorter period that the  registrant was required to file such report(s) been filed? If the answer is  no, identify report(s).

☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from  the corresponding period for the last fiscal year will be reflected by the  earnings statements to be included in the subject report or portion  thereof?

☐ Yes   ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SINOCUBATE, INC.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2011	By:	/s/ Tom Simeo
Tom Simeo
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the  registrant or by any other duly authorized representative. The name and  title of the person signing the form shall be typed or printed beneath the  signature. If the statement is signed on behalf of the registrant by an  authorized representative (other than an executive officer), evidence of  the representative's authority to sign on behalf of the registrant shall be  filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.